SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Set up of Committees to Analyze the Application of Administrative Sanctions and Provisional Ban

Rio de Janeiro, December 29, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that today its Executive Board approved the set up of Committees to Analyze the Application of Sanctions (CAASE) and the provisional ban of companies comprising the business groups cited as cartel participants in the testimonies of former Downstream Director Paulo Roberto Costa and of Mr. Alberto Youssef provided on October 8, 2014 at a 13th Federal Court of Paraná hearing, as well as in the testimonies rendered by immunity-seekers Mr. Julio Gerin de Almeida Camargo (Grupo Toyo) and Mr. Augusto Ribeiro de Mendonça Neto (Grupo Setal). Petrobras gained access to this material on December 3, 2014. This material has been introduced as evidence produced in another case by the 13th Federal Court of Curitiba/PR, and indicates the following business groups as cartel participants:

1)            “Alusa”

2)            “Andrade Gutierrez”

3)            “Camargo Corrêa”

4)            “Carioca Engenharia”

5)            “Construcap”

6)            “Egesa”

7)            “Engevix”

8)            “Fidens”

9)            “Galvão Engenharia”

10)          “GDK”

11)          “IESA”

12)          “Jaraguá Equipamentos”

13)          “Mendes Junior”

14)          “MPE”

15)          “OAS”

16)          “Odebrecht”

17)          “Promon”

18)          “Queiroz Galvão”

19)          “Setal”

20)          “Skanska”

21)          “TECHINT”

22)          “Tomé Engenharia”

23)          “UTC”

The setup of the CAASEs according to the criteria cited above and the provisional ban take into account, in addition to the abovementioned testimonies, phase 7 of “Lava Jato Operation”, which began on November 14, 2014, with the arrest of current as well as former company executives and the acceptance by the court, between December 12 and 16, 2014, of the indictment filed by the Federal Prosecutor (criminal prosecution) for crimes committed against Petrobras arising from the investigations into “Lava Jato Operation”.

The referred to companies will be temporarily banned from being contracted and from taking part in bids by Petrobras.

The adoption of preventative provisional measures by Petrobras aims to protect the company and its partners from damages that are difficult to redress financially and from harm to its image.

Petrobras will notify the companies regarding the provisional ban and will respect their right to be heard and to protect themselves.

Lastly, Petrobras reiterates its commitment to ethics and transparency in its business operations and the need to adopt consolidated compliance measures in the Petrobras Corruption Prevention Program (PPPC), which expressly addresses the application of sanctions on suppliers that breach the Code of Ethics as well as other aspects of the PPPC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.